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                                                            EXHIBIT (a)(i)(xiii)

From:    Karen Wood
To:      Employees-US;Employees-Paris;Employees-Munich;Employees-London
Re:      IMPORTANT: Option Exchange Election Period Begins Today



Beginning today, July 12, through Friday, July 26, you may make your elections to exchange your outstanding options with an exercise price of greater than $12.00. There are two ways to make your elections:

1. You may use the secure option exchange election system available on Offline at http://offline.cnet.com/Swap/ to make your elections electronically over the Internet. The system allows you to view a summary of your eligible options and make your elections using a simple online form. You may also use this system to make changes to your elections, prior to the July 26 deadline.

2. Alternatively, you may submit the paper election forms available on Offline at http://offline.cnet.com/HumanResources/Benefits/StockOption/optionsexch ange.html. Details of where to send the paper election forms are included on the Option Exchange page of Offline, as well as in the Option Exchange Plan.

If you have any questions about using the election system or submitting the paper forms, please contact Sharon Le Duy, General Counsel in San Francisco, Karen Greenstein, Assistant General Counsel in New York, Julie Hata, Benefits Manager in San Francisco or Linna Hon, Compensation Analyst in New York.